UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 1, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-181333) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated May 2, 2012.
•	Press Release dated May 7, 2012.
•	Press Release dated May 9, 2012.
•	Press Release dated May 11, 2012.
•	Press Release dated May 11, 2012.
•	Press Release dated May 16, 2012.
•	Press Release dated May 16, 2012.
•	Press Release dated May 16, 2012.
•	Press Release dated May 17, 2012.
•	Press Release dated May 19, 2012.
•	Press Release dated May 23, 2012.
•	Press Release dated May 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: June 1, 2012	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Files 2011 U.S. GAAP Statements; Confirms $262 million EGNB write down following finalization of rates and tariff regulation in New Brunswick

CALGARY, ALBERTA, May 2, 2012 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) (“Enbridge”) today voluntarily filed audited consolidated financial statements for the years ended December 31, 2011, 2010 and 2009, prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), with Canadian Securities Administrators and the United States Securities and Exchange Commission (SEC).

Enbridge is voluntarily disclosing the annual U.S. GAAP financial statements in advance of the Company’s first U.S. GAAP interim filing of 2012 to provide users sufficient information to understand the impact of U.S. GAAP accounting policies on the Company’s financial statements.

In March 2012, Enbridge disclosed the potential for a significant write down of its investment in Enbridge Gas News Brunswick (EGNB) as a result of legislation passed by the Government of New Brunswick in December 2011 and the issuance in March 2012 of a rates and tariff regulation in draft form.

A final rates and tariffs regulation was subsequently enacted by the Government of New Brunswick on April 16, 2012. Based on the amendments to the rate setting methodology outlined therein, EGNB will no longer meet the criteria for the continuation of rate regulated accounting. As a result, the Company must eliminate from its consolidated statements of financial position regulatory assets totaling $283 million, and recognize a corresponding income tax recovery of $21 million.

As the final rates and tariffs regulation published on April 16, 2012 provided further evidence of a condition that existed on December 31, 2011, recognition of the net charge of $262 million, after tax, has been reflected as a subsequent event in the U.S. GAAP consolidated financial statements for the year ended December 31, 2011.

Copies of Enbridge’s 2011 U.S. GAAP consolidated financial statements are available electronically at www.sedar.com (Canadian filings) or www.sec.gov (U.S. filings), or the Company’s website at www.enbridge.com/investorfilings.

About Enbridge

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge and First Solar announce completion of 50-MW Silver State North Nevada Solar Project

Interior Secretary Ken Salazar dedicates first utility-scale solar project built on public lands

PRIMM, Nev, May 7, 2012 – Enbridge Inc. (TSX, NYSE: ENB) and First Solar, Inc. (NASDAQ: FSLR) announced today the completion of Enbridge Inc.’s 50-megawatt (AC) Silver State North Solar Project in Clark County, Nevada.

U.S. Secretary of the Interior Ken Salazar dedicated the first utility-scale solar facility built on public lands at a ceremony today near the community of Primm.

The photovoltaic plant created over 380 construction jobs, and will produce enough renewable energy to power about 9,000 Nevada homes, displacing some 42,000 metric tonnes of CO2 per year, and taking the equivalent of about 8,000 cars off the road.

“Today is about making believers out of skeptics,” said Secretary of the Interior Ken Salazar. “As the first solar project on U.S. public lands completed and ready to deliver energy to thousands of homes across Nevada, the Silver State North Solar Project is really at the forefront of our nation’s clean energy economy. I applaud the work and vision of many that have made this day a reality, including the Bureau of Land Management, the State of Nevada, First Solar and Enbridge.”

“While traditional energy sources will be with us for a long time, it’s clear that, over time, we are transitioning to a lower carbon-intensive economy,” said Al Monaco, President, Enbridge Inc. “To that end, Enbridge has invested almost $3 billion in wind, solar, geothermal, waste heat recovery, fuel cell and a host of other alternative energy technology projects that, together, have the capacity to generate almost 1,000 megawatts of emissions-free energy. We are proud to celebrate one of our latest investments, and are particularly pleased that Secretary Salazar was able to join us to launch Silver State North.

“Along with our investment, Silver State North was made possible through the Nevada Government’s Renewable Portfolio Standards Program, the Federal Government’s incentive program under the 2009 American Recovery and Reinvestment Act, and the long-term contract that Enbridge has with NV Energy,” Mr. Monaco added. “We are also grateful to First Solar for building this project in such an environmentally responsible way.”

“We are very pleased to bring on line the first utility-scale PV solar project on Bureau of Land Management (BLM) land in Nevada, which would not have been possible without support from the Department of the Interior and the hard work and dedication of county, state and BLM officials,” said Frank De Rosa, First Solar Senior Vice President for Business Development, the Americas. “This is a project built by Nevadans that will use a Nevada natural resource, plentiful desert sun, to generate clean, renewable energy.”

Enbridge acquired Silver State North in March 2012. First Solar developed and constructed the facility using its advanced thin film photovoltaic modules, and will operate and maintain the project for Enbridge. First Solar expects to recognize revenue from Silver State North in the second quarter of 2012. NV Energy will purchase the facility’s output under a 25-year Power Purchase Agreement.

About Enbridge

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the 2012 Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

About First Solar, Inc.

First Solar is a leading global provider of comprehensive photovoltaic (PV) solar systems which use its advanced thin-film modules. The company’s integrated power plant solutions deliver an economically attractive alternative to fossil-fuel electricity generation today. From raw material sourcing through end-of-life module collection and recycling, First Solar’s renewable energy systems protect and enhance the environment. For more information about First Solar, please visit www.firstsolar.com.

For First Solar Investors

This release contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this release do not constitute guarantees of future performance. Those statements involve a number of factors that could cause actual results to differ materially, including risks associated with the company’s business involving the company’s products, their development and distribution, economic and competitive factors and the company’s key strategic relationships and other risks detailed in the company’s filings with the Securities and Exchange Commission. First Solar assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Media:

Jennifer Varey

(403) 508-6563 or Toll Free: (888) 992-0997

Email: jennifer.varey@enbridge.com

Investment Community:

Jody Balko

(403) 231-5720

Email: jody.balko@enbridge.com

First Solar, Inc.

First Solar—USA

Alan Bernheimer

(415) 935-2499

media@firstsolar.com

First Solar—Europe

Brandon Mitchener

+49 (0) 6131 1443-399

media-emea@firstsolar.com

First Solar Investors

David Brady

(602) 414-9315

dbrady@firstsolar.com

First Solar Investors

Luke Fairborn

(602) 414-9315

lucas.fairborn@firstsolar.com

First Solar Investors

Michelle Pereira

+1 (602) 414-9315

michelle.pereira@firstsolar.com

Downloadable photographs and video clips are available at www.enbridge.com/silverstatemedia

NEWS RELEASE

Enbridge CEO emphasizes stellar corporate performance, growth and social responsibility at Company’s Annual Meeting

CALGARY, ALBERTA, May 9, 2012 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) “Put simply, 2011 may have been the best year ever for Enbridge. We were the largest single contributor to the Toronto Stock Exchange Composite. Our total shareholder return for 2011 was 40%. Earnings per share grew by 11% and we increased our dividend by 15%. Through the year we paid out $759 million in dividends. We injected nearly $5.0 billion into the Canadian and US economies with our capital budget,” said Patrick D. Daniel, Chief Executive Officer addressing shareholders at Enbridge’s annual general meeting held in Toronto today.

Mr. Daniel noted that Enbridge’s outlook is positive and the company remains confident in being able to achieve 10+% annual earnings per share growth through the middle of the decade.

“Looking beyond 2012, Enbridge has its largest-ever suite of growth prospects extending across all our operations,” said Mr. Daniel. “Between now and 2015, we have $14 billion of new projects that will come on stream; and we have identified another $30+ billion in promising opportunities that are now in various stages of investigation.”

Enbridge is pursuing growth projects across its core businesses of liquids pipelines, gas transportation, gas distribution and green energy, as well as in new businesses in power transmission and Canadian midstream natural gas. Underscoring Enbridge’s growth is a strong commitment to safety and corporate social responsibility. “Enbridge moves a huge amount of energy to people who need it and we strive to do that as safely as possible. It is our primary Corporate Social Responsibility to deliver energy and enable society.”

A shareholder proposal with respect to Enbridge’s Northern Gateway Pipelines Project was defeated by approximately 60% of votes cast at the meeting. The text of the resolution, and management’s response is published in the Company’s Management Information Circular (MIC). The MIC and final voting results on all resolutions are expected to be available at www.enbridge.com within three business days of the meeting.

In his remarks, and responses to shareholder and proxyholder questions, Mr. Daniel spoke to the Northern Gateway Project, to the benefits it will deliver for British Columbians, Albertans and for Canadians, and to Enbridge’s continuing and extensive efforts to engage those living along the proposed route of the pipelines.

“Over the past 10 years we have held 2,500 public meetings, 123 open houses, 150 presentations and 64 workshops on Gateway. Through that outreach we have met directly with more than 17,000 people. To date, we have entered into equity and long term partnership agreements with over 20 of the 45 groups who have received such offers. We anticipate executing similar agreements with additional groups, in coming weeks,” said Mr. Daniel.

Mr. Daniel added that, “Interestingly, while the project has attracted a vocal opposition, an Ipsos poll just released by the Canadian Chamber of Commerce shows that the vast majority of Canadians, 75%, think that Canada needs to do what it takes to diversify our oil and gas markets.”

In conclusion, Mr. Daniel highlighted Enbridge’s ongoing contribution to building healthy, vibrant communities, and to responsible stewardship of the environment. “More than 11,000 riders across the country raised $44 million to support cancer research in Enbridge’s Ride to Conquer Cancer in 2011. Earlier this year, Enbridge was once again named one of the Global 100 Most Sustainable Corporations, and ranked Number 2 in all of Canada, and in April, for the third consecutive year, we were named one of Canada’s Greenest Employers for 2012.

“Through our Neutral Footprint initiative we will plant a tree for every tree we remove to build new facilities; we will generate a KW of renewable energy for every KW of energy we consume in our operations; and we will conserve an acre of land for every acre of wilderness our growth projects permanently impact.”

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 7,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Announces US$200 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE U.S.

CALGARY, Alberta, May 11, 2012 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that it has entered into an agreement with a group of underwriters to sell eight million cumulative redeemable preference shares, series L (the “Series L Preferred Shares”) at a price of US$25.00 per share for distribution to the public. Closing of the offering is expected on May 23, 2012.

The holders of Series L Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of US$1.00 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.00 per cent per annum, for the initial fixed rate period to but excluding September 1, 2017. The first quarterly dividend payment date is scheduled for September 1, 2012. The dividend rate will reset on September 1, 2017 and every five years thereafter at a rate equal to the sum of the then five-year United States Government bond yield plus 3.15 per cent. The Series L Preferred Shares are redeemable by Enbridge, at its option, on September 1, 2017 and on September 1 of every fifth year thereafter.

The holders of Series L Preferred Shares will have the right to convert their shares into cumulative redeemable preference shares, series M (the “Series M Preferred Shares”), subject to certain conditions, on September 1, 2017 and on September 1 of every fifth year thereafter. The holders of Series M Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the then 3-month US Treasury Bill rate plus 3.15 per cent.

Enbridge has granted to the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the offering, to purchase up to an additional 2 million Series L Preferred Shares at a price of US$25.00 per share.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is led by Scotiabank, RBC Capital Markets, and TD Securities Inc.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Increases Size of Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE U.S.

CALGARY, Alberta, May 11, 2012 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that as a result of strong investor demand for its previously announced offering of cumulative redeemable preference shares, series L (the “Series L Preferred Shares”), the size of the offering has been increased to 16 million shares. The aggregate gross proceeds will be US$400 million.

The holders of Series L Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of US$1.00 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.00 per cent per annum, for the initial fixed rate period to but excluding September 1, 2017. The first quarterly dividend payment date is scheduled for September 1, 2012. The dividend rate will reset on September 1, 2017 and every five years thereafter at a rate equal to the sum of the then five-year United States Government bond yield plus 3.15 per cent. The Series L Preferred Shares are redeemable by Enbridge, at its option, on September 1, 2017 and on September 1 of every fifth year thereafter.

The holders of Series L Preferred Shares will have the right to convert their shares into cumulative redeemable preference shares, series M (the “Series M Preferred Shares”), subject to certain conditions, on September 1, 2017 and on September 1 of every fifth year thereafter. The holders of Series M Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the then 3-month US Treasury Bill rate plus 3.15 per cent.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is led by Scotiabank, RBC Capital Markets, & TD Securities Inc.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Proceeding with $2.6 Billion of Additional Eastern Access Projects

CALGARY, ALBERTA and HOUSTON, TEXAS May 16, 2012 – Enbridge Inc. (TSX, NYSE: ENB) today announced that it has secured commercial support to proceed with additional Eastern Access projects. Enbridge and Enbridge Energy Partners, L.P. (EEP) (NYSE: EEP) also expect to proceed with supporting expansions of the U.S. mainline system between Flanagan, Illinois and Sarnia, Ontario. The additional Eastern Access Projects include an 80,000 barrel per day (bpd) expansion of Enbridge’s Toledo Pipeline (Line 17), which connects with the Enbridge mainline at Stockbridge, Michigan and serves refineries at Toledo, Ohio and Detroit, Michigan; and a re-reversal of Enbridge’s 240,000 bpd Line 9B from Westover, Ontario to Montreal, Quebec to serve refineries in Quebec. Re-reversal of Line 9A from Sarnia, Ontario to Westover to supply Imperial Oil’s Nanticoke refinery was previously announced. Sufficient capacity has been subscribed for by refineries seeking to secure access to ample crude oil supplies from western Canada and the Bakken region in North Dakota to warrant proceeding with the project. The Eastern Access Line 9 re-reversal remains subject to National Energy Board regulatory approval and a portion of the mainline expansion remains subject to approval by shippers.

The Toledo Pipeline expansion is expected to be available for service in early 2013 at a cost of approximately $0.2 billion. The Line 9B reversal is expected to be available for service in early 2014 at a cost of approximately $0.1 billion.

The supporting mainline expansions include expansion of the Spearhead North pipeline (Line 62) between Flanagan and Griffith, Indiana, an additional 330,000 barrel tank at Griffith, and the replacement of additional sections of Line 6B in Indiana and Michigan not already scheduled for replacement as previously announced. The capacity of Spearhead North will increase by 105,000 bpd and the capacity of Line 6B will increase by 260,000 bpd. The expected cost of the mainline expansions is $2.2 billion, including the $0.1 billion cost of the previously announced Line 5 expansion. The expansions are expected to be fully available for service in early 2014. Spearhead North, Line 6B and Line 5 are held by Enbridge Energy, Limited Partnership (EELP) which will be funded jointly by Enbridge, as to 60% of the costs of the expansions (approximately $1.3 billion), and by EEP as to 40% (approximately $0.9 billion) with EEP having the option to increase its funding portion by up to 15% for 12 months following the in service date of Line 6B expansion. The expansions will be undertaken by EELP on a cost-of-service basis that would absorb 50% of any cost overruns.

An open season will be held immediately to provide any additional shippers with an opportunity to secure capacity on Line 9 on the same terms as the current committed shippers.

“Securement of capacity commitments for both the Toledo Pipeline expansion and Line 9 re-reversal represents a major step forward for our overall market access strategy,” said Stephen J. Wuori, President, Liquids Pipelines, Enbridge Inc. “These projects and the supporting mainline expansions are attractive investment opportunities for Enbridge and EEP. They will also provide substantial economic benefits to our shippers and the local economies in western Canada and the Bakken region in North Dakota where the crude oil is produced and in the midwestern U.S. and eastern Canada where it will be refined. Communities along the routes of these pipelines will also benefit from increased economic activity. In particular, refineries in Ontario and Quebec are paying premiums of $20 per barrel or more to obtain crude oil from the foreign sources they are currently largely dependent on. Access to Canadian and U.S. Bakken production will help level the playing field for these refineries, protecting their long term viability and safeguarding jobs.”

Mr. Wuori continued, “Securement of the shipper capacity commitments for our Eastern Access projects follows the securement of substantial commitments on our Gulf Coast Access projects which we recently announced. These two large programs have both come to fruition in the last six months, achieving the strategy of expanding access to new markets in North America for growing production from western Canada and the Bakken which we embarked on several years ago. Importantly, these initiatives utilize existing pipeline infrastructure that minimizes our construction footprint. The associated aggregate investment of approximately $8 billion at attractive returns provides substantial support for the extension of our 10% plus growth rate in earnings per share beyond the middle of this decade.”

A map of Enbridge Inc. and Enbridge Energy Partners’ expansion projects is available at www.enbridge.com

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 7,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 13 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 70 percent of refinery demand in that region. EEP’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2.5 billion cubic feet of natural gas daily.

Enbridge Energy Management, L.L.C. (NYSE: EEQ) manages the business and affairs of EEP and its sole asset is an approximate 14 percent interest in EEP. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, (NYSE: ENB) (TSX: ENB) is the general partner and holds an approximate 23 percent interest in EEP .

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge and its affiliate EEP believe that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in the Canadian securities filings for ENB, and American SEC filings for ENB and EEP. While Enbridge and EEP make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge and EEP assume no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey/Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997		Jody Balko Investment Community (403) 231-5720
Email:	jennifer.varey@enbridge.com graham.white@enbridge.com	Email: jody.balko@enbridge.com

Lorraine Little Media (715) 398-4677 Email: usmedia@enbridge.com		Sanjay Lad Investment Community Toll-free: (866) EEP INFO or (866) 337-4636 E-mail: eep@enbridge.com

NEWS RELEASE

Enbridge to Undertake $0.2 Billion Canadian Mainline Expansion

CALGARY, Alberta May 16, 2012 – Enbridge Inc. (TSX, NYSE: ENB) today announced an approximately $0.2 billion expansion of the Canadian portion of the Alberta Clipper pipeline (Line 67). The current scope of the project will involve the addition of pumping horsepower sufficient to raise the capacity of the Canadian mainline by 120,000 barrels per day. The Canadian mainline is held in Enbridge Pipelines Inc. which will undertake the low cost expansion with an expected in service date of mid 2014. The expansion remains subject to National Energy Board approval and to finalization of scope and approval by shippers, which could lead to an upward revision of capacity and cost.

“The Hardisty to Border mainline expansion complements Enbridge’s market access strategic initiatives,” said Stephen J. Wuori, President, Liquids Pipelines for Enbridge. “The additional capacity will support increased throughput expected to be drawn through the mainline by the market access initiatives. Plenty of scope still remains for further low cost expansion to accommodate additional throughput in the latter half of the decade.”

A map of Enbridge Inc. and Enbridge Energy Partners L.P. expansion projects announced today is available at www.enbridge.com

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 7,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey/Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge to Undertake $0.4 Billion Mainline Expansion between North Dakota and Chicago Hub

CALGARY, ALBERTA and HOUSTON, TEXAS – May 16, 2012 – Enbridge Inc. (TSX, NYSE: ENB) and Enbridge Energy Partners L.P. (EEP) (NYSE: EEP) today announced approximately $0.4 billion of projects to expand capacity of the Lakehead System mainline between its origin near Neche, North Dakota, to its growing terminal hub in Flanagan, Illinois, southwest of Chicago. The current scope of the projects includes expansion of the Alberta Clipper pipeline (Line 67) between the border and Superior, Wisconsin from 450,000 barrels per day (bpd) to 570,000 bpd; and expansion of the Southern Access pipeline (Line 61) between Superior and Flanagan, Illinois from 400,000 bpd to 560,000 bpd. Both projects require only the addition of pumping horsepower, with no line pipe construction. Alberta Clipper and Southern Access are both held in Enbridge Energy, Limited Partnership (EELP) which will be fully funded by EEP for the cost of the expansions. The scope of the expansions remains under discussion with and subject to approval by shippers, which could lead to an upward revision to capacity and cost.

Subject to finalization of scope and shipper approval, the expansions will be undertaken by EELP on a full cost-of-service basis, and are expected to be available for service in mid 2014. The expansions are designed to accommodate increased throughput on the Lakehead System for deliveries to Enbridge’s Gulf Coast Access and Eastern Access mainline extension projects, as well as growth in Chicago area refinery requirements.

“The border to Flanagan mainline expansion projects provide another attractive investment opportunity for EEP and complement Enbridge’s market access strategic initiatives,” said Stephen J. Wuori, President, Liquids Pipelines for Enbridge. “Both Alberta Clipper and Southern Access have substantial low cost expansion potential. The current projects will just tap the first layer of that potential, leaving plenty of scope for further expansions in the future.”

A map of Enbridge Inc. and Enbridge Energy Partners’ expansion projects announced today is available at www.enbridge.com

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 7,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system's deliveries to refining centers and connected carriers in the United States account for approximately 13 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 70 percent of refinery demand in that region. EEP’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2.5 billion cubic feet of natural gas daily.

Enbridge Energy Management, L.L.C. (NYSE: EEQ) manages the business and affairs of EEP and its sole asset is an approximate 14 percent interest in EEP. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, (NYSE: ENB) (TSX: ENB) is the general partner and holds an approximate 23 percent interest in EEP.

Certain information provided in this news release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Although Enbridge and its affiliate EEP believe that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in the Canadian securities filings for ENB, and American SEC filings for ENB and EEP. While Enbridge and EEP make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge and EEP assume no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey/Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

Lorraine Little Media (715) 398-4677 Email: usmedia@enbridge.com	Sanjay Lad Investment Community Toll-free: (866) EEP INFO or (866) 337-4636 E-mail: eep@enbridge.com

ENTERPRISE AND ENBRIDGE ANNOUNCE COMPLETION OF

SEAWAY PIPELINE REVERSAL

Houston, Texas and Calgary, Alberta (May 17, 2012) – Enterprise Products Partners L.P. (NYSE: EPD) and Enbridge Inc. (NYSE/TSX:ENB) today announced that modifications to the Seaway crude oil pipeline allowing it to transport crude oil from Cushing, Oklahoma to the U.S. Gulf Coast have been completed. The pipeline is in the process of being commissioned, and the first flows of crude oil into the line are expected to begin this weekend. The reversal of the 500-mile, 30-inch diameter pipeline, which had been in northbound service since 1995, provides North American producers with the infrastructure needed to access more than 4 million barrels per day (“BPD”) of Gulf Coast refinery demand.

The reversal will initially provide 150,000 BPD of capacity, which is expected to increase to more than 400,000 BPD in the first quarter of 2013 with additional modifications and increased pumping capabilities.

Seaway Crude Pipeline Company LLC is a 50/50 joint venture owned by affiliates of Enterprise Products Partners and Enbridge Inc. In addition to the pipeline that transports crude oil from Cushing to the Gulf Coast, the Seaway system is comprised of a terminal and distribution network originating in Texas City, Texas, which serves refineries locally and in the Houston area. The Seaway system also includes dock facilities at Freeport and Texas City. For additional information, please visit www.seawaypipeline.com.

Enterprise Products Partners L.P. is one of the largest publicly traded partnerships and a leading North American provider of midstream energy services to producers and consumers of natural gas, NGLs, crude oil, refined products and petrochemicals. The partnership’s assets include approximately: 50,600 miles of onshore and offshore pipelines; 190 million barrels of storage capacity for NGLs, petrochemicals, refined products and crude oil; and 14 billion cubic feet of natural gas storage capacity. Services include: natural gas gathering, treating, processing, transportation and storage; NGL transportation, fractionation, storage, and import and export terminaling; offshore production platform services; crude oil and refined products transportation, storage and terminaling; petrochemical transportation and storage; and a marine transportation business that operates primarily on the United States inland and Intracoastal Waterway systems and in the Gulf of Mexico. Additional information is available online at www.enterpriseproducts.com.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

###

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact, included herein that address activities, events, developments or transactions that Enterprise and Enbridge expect, believe or anticipate will or may occur in the future, including anticipated benefits and other aspects of such activities, events, developments or transactions, are forward-looking statements. Although Enterprise and Enbridge believe that the forward-looking statements included herein are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties, including required approvals by regulatory agencies, the possibility that the anticipated benefits from such activities, events, developments or transactions cannot be fully realized, the possibility that costs or difficulties related thereto will be greater than expected, the impact of competition and other risks and uncertainties included in the reports filed with the Securities and Exchange Commission by Enterprise and Enbridge, respectively, and in the filings made by Enbridge with Canadian securities regulatory authorities. While Enterprise and Enbridge make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those expected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither Enterprise nor Enbridge intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterprise	Enterprise
Rick Rainey Media (713) 381-3635 Email: rrainey@eprod.com	Randy Burkhalter Investor Relations (713) 381-6812 or (866) 230-0745 Email: rburkhalter@eprod.com

Enbridge	Enbridge
Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investor Relations (403) 231-5720 Email: jody.balko@enbridge.com

2

SEAWAY CRUDE OIL PIPELINE BEGINS FIRST FLOW

Houston, Texas and Calgary, Alberta (May 19, 2012) – Enterprise Products Partners L.P. (NYSE: EPD) and Enbridge Inc. (NYSE/TSX:ENB) announced that the Seaway Pipeline began accepting crude oil today at Cushing, Oklahoma for delivery to the U.S. Gulf Coast.

Seaway Crude Pipeline Company LLC is a 50/50 joint venture owned by affiliates of Enterprise Products Partners and Enbridge Inc. In addition to the pipeline that transports crude oil from Cushing to the Gulf Coast, the Seaway system is comprised of a terminal and distribution network originating in Texas City, Texas, which serves refineries locally and in the Houston area. The Seaway system also includes dock facilities at Freeport and Texas City. For additional information, please visit www.seawaypipeline.com.

Enterprise Products Partners L.P. is one of the largest publicly traded partnerships and a leading North American provider of midstream energy services to producers and consumers of natural gas, NGLs, crude oil, refined products and petrochemicals. The partnership’s assets include approximately: 50,600 miles of onshore and offshore pipelines; 190 million barrels of storage capacity for NGLs, petrochemicals, refined products and crude oil; and 14 billion cubic feet of natural gas storage capacity. Services include: natural gas gathering, treating, processing, transportation and storage; NGL transportation, fractionation, storage, and import and export terminaling; offshore production platform services; crude oil and refined products transportation, storage and terminaling; petrochemical transportation and storage; and a marine transportation business that operates primarily on the United States inland and Intracoastal Waterway systems and in the Gulf of Mexico. Additional information is available online at www.enterpriseproducts.com.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

###

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact, included herein that address activities, events, developments or transactions that Enterprise and Enbridge expect, believe or anticipate will or may occur in the future, including anticipated benefits and other aspects of such activities, events, developments or transactions, are forward-looking statements. Although Enterprise and Enbridge believe that the forward-looking statements included herein are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties, including required approvals by regulatory agencies, the possibility that the anticipated benefits from such activities, events, developments or transactions cannot be fully realized, the possibility that costs or difficulties related thereto will be greater than expected, the impact of competition and other risks and uncertainties included in the reports filed with the Securities and Exchange Commission by Enterprise and Enbridge, respectively, and in the filings made by Enbridge with Canadian securities regulatory authorities. While Enterprise and Enbridge make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those expected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither Enterprise nor Enbridge intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterprise Rick Rainey Media (713) 381-3635 Email: rrainey@eprod.com	Enterprise Randy Burkhalter Investor Relations (713) 381-6812 or (866) 230-0745 Email: rburkhalter@eprod.com

Enbridge Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Enbridge Jody Balko Investor Relations (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Announces closing of US$400 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, May 23, 2012 – Enbridge Inc. (TSX:ENB)(NYSE:ENB) today announced it has closed its previously announced public offering of Cumulative Redeemable Preference shares, Series L (the “Series L Preferred Shares”) by a syndicate of underwriters led by Scotiabank, RBC Capital Markets, & TD Securities Inc. Enbridge issued 16 million Series L Preferred Shares for gross proceeds of US$400 million. The Series L Preferred Shares will begin trading on the TSX today under the symbol ENB.PF.U. The proceeds will be used for capital expenditures, to repay indebtedness and for other general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

Enbridge announces $400 million common equity offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, May 31, 2012—Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that it has entered into an agreement with TD Securities Inc. to sell 9.83 million treasury common shares, on a bought deal basis, at $40.71 per common share for distribution to the public. Closing of the offering is expected on or about June 8, 2012.

Enbridge has granted TD Securities Inc. an option, exercisable at any time up to 48 hours prior to closing of the offering, to purchase up to an additional 2.457 million treasury common shares at $40.71 per common share.

Commenting on the transaction, Enbridge Executive Vice President, Chief Financial Officer & Corporate Development, J. Richard Bird said, “With our large slate of attractive investment opportunities and recently secured capital projects, and given global financial market volatility, we are pleased to have now secured the equity funding required to support our growth plans. We’ll be deploying this capital in projects with strong earnings per share accretion, reinforcing our confidence in achieving average annual growth of 10% plus through mid-decade, as well as contributing significantly to growth in the second half of the decade.”

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to fund our recently announced expansion projects in Eastern Canada and the United States, reduce outstanding indebtedness, to make investments in subsidiaries and for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the common shares in any jurisdiction. The common shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com